BANK FIRST CORPORATION

November 10, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Bank First Corporation (the “Company”) Registration Statement on Form S-4 (File No. 333-267621), as amended (the “Registration Statement”)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 4:00 p.m., Eastern Time, on Monday, November 14, 2022, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

Bank First Corporation

By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer